July 12, 2005



via U.S. Mail
F.H.J. Koffrie
Chief Executive Officer
Buhrmann N.V.
Buhrmann USA Inc.
Hoogoorddreef 62,
1101 BE Amsterdam ZO
The Netherlands



      Re:	Buhrmann N.V.
      Buhrmann USA Inc.
		Amendment No. 1 to Registration Statement on
      Form F-4
      File No. 333-123952
      Filed June 29, 2005
      Amendment No. 2 to Registration Statement on
      Form F-4
      Filed July 1, 2005
      File No. 333-123952
      Form 20-F for the Fiscal Year Ended December 31, 2004
      File No. 1-16663

Dear Mr. Koffrie:

      We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form F-4

Financial Statements

1. We have read your response to prior comment 3, in which you explain that you have utilized a nature of expenses approach in presenting activity in your Statements of Income, rather than a functional approach. However, we note that the line items of revenues, costs of sales and gross profit used in depicting a functionally based presentation in paragraph 82 of IAS 1, correspond rather closely to the net sales, purchase value trade of goods sold, and gross profit line items that you have used. Under the nature of expenses example in paragraph 80 of IAS 1, there is no differentiation of costs based on their relation to sales, as you have done in preparing your financial statements. As such, we are unable to concur with your characterization. Further, given the emphasis placed on measures of gross profit generally, we believe providing discussion and quantification of the differences between your Dutch GAAP-based measure of "Added value," and the corresponding
U.S. GAAP measure of gross profit, would be responsive to the guidance in Item 17(c)(2) and Instruction 2 to Item 5 of Form 20-F.
This comment also applies to the Form 20-F for the fiscal year ended
December 31, 2004.

Exhibits and Financial Statements Schedules, II-8
Exhibit Nos. 5.3, 5.4 and 5.5


2. Please delete the limitations in the opinions that limit who may rely on the opinions. You may limit reliance as to the subject matter (i.e. legality) but should not include limitations as to who may rely upon the opinion.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Jonathan Deursch at (202) 551-3719 or Karl Hiller, Accounting Branch Chief at (202) 551-3686 if you have comments on the financial statements and related matters. Please contact Mellissa Campbell Duru, at (202) 551-3757 or me at (202) 551-
3745 with any other questions.

							Sincerely,


							H. Roger Schwall
							Assistant Director
cc: 	via facsimile
	Alexander Cohen, Esq.
	Latham & Watkins
	(011) 44-207-374-4460







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Mr. Koffrie
Buhrmann NV
Buhrmann US Inc.
July 12, 2005
page 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

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